US$1,000,000,000	Filed pursuant to rule 433

Floating Rate Senior Notes due 2010	File No. 333-132177
Guaranteed under the FDIC’s Temporary Liquidity Guarantee Program
Terms and Conditions:

Issuer:	Citigroup Inc.
FDIC Guarantee:	This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Ratings:	Aaa/AAA/AAA (Moody’s / S&P / Fitch)

Trade Date:	December 2, 2008

Settlement Date:	December 9, 2008 (T+5 days)

Maturity:	December 9, 2010

Par Amount:	$1,000,000,000

Ranking:	Senior

Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01

Coupon:	Three-month USD LIBOR plus 0.55%

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$998,000,000 (before expenses)

Interest Payment Dates:	Quarterly on the 9th of each March, June, September and December, with adjustment for period end dates on a modified following New York business day convention.

Interest Determination Date:	Two London Business Days prior to each Interest Reset Date

First Coupon:	March 9, 2008.

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange but there is no assurance that Citigroup will be able to obtain this listing.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Joint Lead Managers:	Banc of America Securities LLC
Goldman, Sachs & Co.
Greenwich Capital Markets, Inc.
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated

US$1,000,000,000	Filed pursuant to rule 433

Floating Rate Senior Notes due 2010	File No. 333-132177
Guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

Issuer:	Citigroup Inc.
Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Samuel A. Ramirez & Co, Incorporated
RBC Capital Markets Corporation
SBK-Brooks Investment Corp.
TD Securities (USA) LLC
Toussaint Capital Partners, LLC
UBS Securities LLC
Utendahl Capital Group, LLC

CUSIP:	17313U AB 5

ISIN:	US17313UAB52
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.